Exhibit T3E.2

Ladies and Gentlemen:

As you are aware, meetings of debtholders and shareholders of Yellow Media Inc. (“Yellow Media” or the “Company”) will be held on September 6, 2012 to vote on the proposed recapitalization of Yellow Media (the “Recapitalization”) to be implemented by way of a plan of arrangement under section 192 of the Canada Business Corporations Act (the “CBCA”).

We urge you to give serious attention to the Recapitalization. It is extremely important for Yellow Media’s future that the Recapitalization be approved and implemented without delay and we recommend that you vote in favour of the Recapitalization.

After a comprehensive evaluation and negotiation process, the Company and its advisors have concluded that the Recapitalization is the best alternative available to our stakeholders at this time considering the following key factors:

•	We need to transform our business to meet the rapidly changing needs of Canadian businesses and their customers;

•	Our debt, totalling $2 billion, is too high;

•
We face substantial refinancing risk because 44% of our debt matures in the next 18 months and our existing debt was trading at less than 55 cents on the dollar when we announced the Recapitalization on July 23, 2012;

•	The impact of the Recapitalization on the Company and its stakeholders will be less detrimental relative to other alternatives available to the Company; and

•
BMO Capital Markets and Canaccord Genuity have each issued an opinion that the Recapitalization is fair from a financial point of view to the holders of common shares, convertible debentures, preferred shares and senior debt.

Proxies must be received no later than 4:00 p.m. (Montreal time) on September 5, 2012.

Glass Lewis & Co. and Institutional Shareholders Services Inc. (ISS), two leading independent proxy advisory firms, have made positive voting recommendations in respect of the proposed Recapitalization. Glass Lewis & Co. recommends that shareholders vote in favour of the Recapitalization and ISS recommends that holders of common shares vote in favour of the Recapitalization.

Once implemented, the Recapitalization will substantially improve our capital structure to support our ongoing business transformation:

•	Our debt will be reduced by approximately $1.1 billion ($1.5 billion including preferred shares, series 1 and preferred shares, series 2);

•	We will have no debt maturities until 2018; and

•	Our annual interest burden will be reduced by approximately $45 million.

Difficult market conditions and the global decline affecting the directory industry, which led to the restructuring of many of our peers in other parts of the world, have forced us to take significant actions since 2011, including the sale of Trader Corporation and LesPAC, which resulted in a reduction of our total debt by approximately $800 million. However, even if we have continued to make progress in the execution of our strategy to transform ourselves into a leading digital media and marketing solutions company, including with the launch of our 360° Solution, online revenue growth will be insufficient to compensate for the declining revenue in our traditional print offering in the near future.

The Recapitalization is the result of a thorough process undertaken by the Financing Committee and the Board of Directors to review available alternatives, including refinancing alternatives, and to provide us with the necessary financial flexibility to execute our business transformation. The Financing Committee, with the assistance of financial and legal advisors, held 19 meetings over a 9-month period and carefully monitored the negotiation and structuring of the Recapitalization.

The Board of Directors has unanimously determined, following the unanimous favourable recommendation of the Financing Committee, that the Recapitalization is in the best interests of Yellow Media, taking into account the interests of stakeholders, and unanimously recommends that securityholders vote in favour of the Recapitalization.

The Recapitalization is urgent. In our current financial situation, a prolonged restructuring process would hurt our business. If the Recapitalization is not implemented, Yellow Media will be required to immediately pursue other options less favourable to the Company and its stakeholders.

To exercise your vote, please follow the instructions set forth on your proxy or voting information form. If you hold your securities in non-registered form (through a brokerage account or another intermediary) and have received a voting instruction form, vote online at any time by visiting www.proxyvote.com and entering the 12 digit control number found on your voting instruction form or call 1-800-474-7493 (English) or 1-800-474-7501 (French) or fax your voting instruction form to 905-507-7793 or 514-281-8911 to ensure that your voting instructions are received no later than 4:00 p.m. (Montreal time) on September 5, 2012.

If you have any questions or need assistance completing your proxy or voting instruction form please call Kingsdale Shareholder Services Inc. at 1-800-749-9197 or email contactus@kingsdaleshareholder.com.

Amendment to Debtholders’ Arrangement Resolution

In connection with the upcoming meetings, our board of directors has determined to amend the Debtholders’ Arrangement Resolution set forth in Appendix “A” to our management proxy circular dated July 30, 2012 (the “Circular). The full text of the amendment and of the Amended Debtholders’ Arrangement Resolution is attached hereto as Schedule “I”. This letter, including Schedule “I” hereto, should be read together with the Circular.

The amendment to the Debtholders’ Arrangement Resolution provides for the following:

•
Should circumstances permit and if implementation of the Recapitalization by way of a plan of arrangement under section 192 of the CBCA appears for any reason impracticable, the Company will be authorized to seek to implement the Recapitalization under the provisions of the Companies’ Creditors Arrangement Act (the “CCAA”) and section 191 of the CBCA, subject to such conforming amendments as appear necessary or desirable (the “Alternative Plan”);

•
Should the Company seek to implement the Alternative Plan, the Amended Debtholders’ Arrangement Resolution will constitute the consent of the debtholders to an order of the court permitting the procedure described in the next paragraphs to be followed under the CCAA in order to permit approval and completion of the Alternative Plan at the earliest possible time:

o
The Company will be required to post the proposed Alternative Plan (including any proposed amendments to the Recapitalization necessary or desirable to conform to the CCAA) on its website (www.ypg.com) and on SEDAR (www.sedar.com), and to give notice of such posting by way of press release;

o	The Alternative Plan may be proposed by the Company and such of its subsidiaries as it deems appropriate;

o
The meeting to consider and if thought advisable approve the Alternative Plan may be held 7 days following the giving of notice in the manner contemplated above or at such later date as the court may order;

o
Proxies given by debtholders for the meeting to consider the Amended Debtholders’ Arrangement Resolution will be applicable to any meeting called by the court to consider the Alternative Plan unless revoked or superseded by the grantor; and

o	No further or other notice of the meeting or proceedings to consider the Alternative Plan need be given.

There are no revisions to the Circular or the Debtholders’ Arrangement Resolution other than the above-described change. Please refer to the Circular for further information regarding the Recapitalization.

Important Notice: Availability of Meeting Materials

The notices of meeting, the forms of proxy and the Circular (including this letter and the Amended Debtholders’ Arrangement Resolution) are available on SEDAR (www.sedar.com) and the Company’s website (www.yoq.com).

If you have already exercised your vote pursuant to the instructions set forth on your proxy or voting information form, your vote remains valid and will be cast as you have directed unless revoked or superseded in accordance with the instructions contained in the Circular.

Approval by the Board of Directors

The Board of Directors of Yellow Media approved the content of this letter, including the Amended Debtholders’ Arrangement Resolution attached hereto as Schedule “I”, and authorized it to be sent to each debtholder entitled to receive notice of and vote at the debtholders’ meeting, each shareholder and each debentureholder entitled to receive notice of and vote at the shareholders’ meeting, to Yellow Media’s directors, and to the Corporation’s independent auditor.

BY ORDER OF THE BOARD OF DIRECTORS OF YELLOW MEDIA INC.

(signed) Marc L. Reisch
Marc L. Reisch
Chairman of the Board

Montreal, Québec
August 24, 2012

SCHEDULE “I”

Amended Debtholders’ Arrangement Resolution

The Debtholders Arrangement Resolution attached as Appendix “A” to the management proxy circular of Yellow Media Inc. dated July 30, 2012 is amended by the inclusion of the following paragraph:

“5.
Should circumstances permit and if implementation of the Arrangement under section 192 of the CBCA appears for any reason impracticable, the Corporation shall be authorized to seek to implement the Arrangement under the provisions of the Companies’ Creditors Arrangement Act (the “CCAA”) and section 191 of the CBCA subject to such conforming amendments as appear necessary or desirable (the “Alternative Plan”). Should the Corporation seek to implement the Alternative Plan then this resolution shall constitute the consent of the Debtholders to an order of the Court permitting the following procedure to be followed under the CCAA in order to permit approval and completion of the Alternative Plan at the earliest possible time:

(a)
The Corporation shall post the proposed Alternative Plan (including any proposed amendments to the Arrangement necessary or desirable to conform to the CCAA) on its web site and on SEDAR and shall give notice of such posting by way of press release;

(b)	The Alternative Plan may be proposed by the Corporation and by such of its subsidiaries as it deems appropriate;

(c)
The Meeting to consider and if thought advisable approve the Alternative Plan may be held seven days following the giving of notice in the manner contemplated by subparagraph (a) above or at such later date as the Court shall order;

(d)
Proxies given by Debtholders for the meeting to consider this resolution shall be applicable to any meeting called by the Court to consider the Alternative Plan unless revoked or superseded by the grantor; and

(e)	No further or other notice of the meeting or proceedings to consider the Alternative Plan need be given.”

The full text of the Amended Debtholders’ Arrangement Resolution, incorporating the above amendment to the Debtholders’ Arrangement Resolution attached as Appendix “A” to the management proxy circular of Yellow Media Inc. dated July 30, 2012, now reads as follows:

“BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”) of Yellow Media Inc. (the “Corporation”), as set forth in the plan of arrangement of the Corporation attached as Appendix “C” to the management proxy circular of the Corporation dated July 30, 2012 (as the same may be, or may have been, amended, modified or supplemented, the “Plan of Arrangement”) be and is hereby authorized, approved and adopted.

2.	The Corporation is hereby authorized to apply to the Québec Superior Court for the Final Order (as such term is defined in the Plan of Arrangement).

3.
Notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Québec Superior Court, the Board of Directors of the Corporation, without further notice to, or approval of, the security holders of the Corporation, is hereby authorized and empowered to (a) amend, modify or supplement the Plan of Arrangement to the extent permitted thereby, and (b) subject to the terms of the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA.

4.
Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or other instruments or the doing of any such act or thing.

5.
Should circumstances permit and if implementation of the Arrangement under section 192 of the CBCA appears for any reason impracticable, the Corporation shall be authorized to seek to implement the Arrangement under the provisions of the Companies’ Creditors Arrangement Act (the “CCAA”) and section 191 of the CBCA subject to such conforming amendments as appear necessary or desirable (the “Alternative Plan”). Should the Corporation seek to implement the Alternative Plan then this resolution shall constitute the consent of the Debtholders to an order of the Court permitting the following procedure to be followed under the CCAA in order to permit approval and completion of the Alternative Plan at the earliest possible time:

(a)
The Corporation shall post the proposed Alternative Plan (including any proposed amendments to the Arrangement necessary or desirable to conform to the CCAA) on its web site and on SEDAR and shall give notice of such posting by way of press release;

(b)	The Alternative Plan may be proposed by the Corporation and by such of its subsidiaries as it deems appropriate;

(c)
The Meeting to consider and if thought advisable approve the Alternative Plan may be held seven days following the giving of notice in the manner contemplated by subparagraph (a) above or at such later date as the Court shall order;

(d)
Proxies given by Debtholders for the meeting to consider this resolution shall be applicable to any meeting called by the Court to consider the Alternative Plan unless revoked or superseded by the grantor; and

(e)	No further or other notice of the meeting or proceedings to consider the Alternative Plan need be given.”